SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No   T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 11, 2011 with the report for the six-month period ended on December 31, 2010 and December 31, 2009 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 11, 2011, the Company filed the report for the six-month period ended on December 31, 2010 and December 31, 2009 as requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

	12-31-10	12-31-09
	In Thousand Ps.

1- Period Result

Ordinary	106,971	141,845
Extraordinary	—	—
Period Profit	106,971	141,845

2- Net Worth Composition

Outstanding Shares	496,560	496,539
Treasury Shares	5,001	5,001
Subscribed Capital	501,561	501,540
Comprehensive Capital Adjustment – Outstanding shares	164,561	164,561
Comprehensive Capital Adjustment – Treasury Shares	1,657	1,657
Premium on Shares	879,333	879,224
Technical revaluation	—	—
Legal Reserve	32,293	23,023
Reserve for new projects	251,064	143,928
Retained earnings	109,248	144,122
Temporary conversion difference	103,048	64,681
Total Net Worth	2,042,765	1,922,736

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of December 31, 2010, the capital stock of the Company is Ps. 501,560,929. Its share composition is divided in 501,560,929 of non endorsable registered common stock of face value Ps. 1 each, and with right to 1 vote each.

The principal shareholder is Inversiones Financieras del Sur S.A. with 185,660,594 shares, which represent 37.02% of the issued and outstanding capital stock.

As of December 31, 2010 the amount of 310,899,581 non endorsable common stock of nominal value Ps.1 each and one (1) vote each were not held by the principal shareholders, which represents 61.98% of the issued and outstanding capital stock.

As a result of the allotment of the treasury shares among the shareholders dated November 23, 2009, 5,000,754 common shares were treasury shares as of December 31, 2009, which represents 1.00% of the issued and outstanding capital stock.

On March 2008, the Company increased its share capital in 180 million shares. Each shareholder received, for each share subscribed, free of charge one warrant to purchase 0,33333333 new shares at a price of US$ 1.68 for every share to be purchased. As a result of the allotment of treasury shares among the shareholders, dated November 23, 2009, the terms of the warrants were modified. Consequently the convertion ratio is 0,35100598 new shares per warrant and the exercise price per share is US$ 1.5954. The warrants will expire on May 22, 2015. The warrants are traded on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the NASDAQ under the symbol “CRESW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase up to 563,915,286. If Inversiones Financieras S.A. and all the remaining holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A: would increase in 29,674,999 shares, which would represent a stake of 38.19%, and a total amount of 215,335,593 shares.

Below is an outline of the highlights of this period:

•	Sales rose 22% to Ps. 956 million.

•	Operating results increased 28%, to Ps. 359 million.

•	Net income totaled Ps. 107 million, compared to Ps. 142 million in the same period of the previous fiscal year, mainly due to lower income from our interest in IRSA.

•	The positive trend in crop, beef cattle and milk prices continues.

•	Operating results from the agribusiness segments amounted to a profit of Ps. 65 million compared to a loss of Ps. 5 million in the first semester of the previous fiscal year.

•	This season’s planted area will increase by 20% to 184,000 hectares, including 100% of planted areas by Brasilagro.

•	Cresud increased its holding in Brasilagro to 35.75%, thus augmenting its exposure to a regional portfolio of farms with high potential for development.

•	Cresud’s agribusiness activities in the international sphere have shown improved results due to the good performance of summer crops in Bolivia.

•	Cresud distributed dividends for Ps. 69 million, which were paid in the month of January.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: February 11, 2011.